SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G-A
Under the Securities Exchange Act of 1934

(Amendment No. One)

ROCKET FUEL INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
773111 109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 773111 109	13G

1	Names of Reporting Persons: Richard A. Frankel

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 2,570,534 shares

	6	Shared Voting Power: 76,073 shares

	7	Sole Dispositive Power: 2,570,534 shares

	8	Shared Dispositive Power: 76,073 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,646,607 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 5.97%

12	Type of Reporting Person (See Instructions): IN

CUSIP No.: 773111 109	13G

Item 1.
(a)	Name of Issuer: Rocket Fuel Inc.
(b)	Address of Issuer’s Principal Executive Offices:1900 Seaport Blvd. Redwood City, CA 94063
Item 2.
(a)	Name of Person Filing: Richard A. Frankel
(b)	Address of Principal Business Office or, if none, Residence:1900 Seaport Blvd Redwood City, CA 94063
(c)	Place of Organization or Citizenship: United States
(d)	Title of Class of Securities:Common Stock, $0.001 par value per share
(e)	CUSIP Number: 773111 109
Item 3.
Not Applicable

Item 4.	Ownership:
	(a)	Amount beneficially owned as of December 31, 2015: 2,646,607*

* Consists of (i) 1,723,742 shares held of record by Mr. Frankel as co-Trustee of the Martha M. Conway and Richard A. Frankel TR UA 3/13/09 Conway Frankel Family Trust; (ii) 76,073 shares held of record by Mr. Frankel as Trustee of the Richard A. Frankel Grantor Retained Annuity Trust U/T/A/ May 20, 2013, (iii) 76,073 shares held of record by Martha Conway, Mr. Frankel's wife, as Trustee of the Martha M. Conway Grantor Retained Annuity Trust U/T/A May 20, 2013 (the "Conway Trust") and (iv) 770,719 shares issuable pursuant to outstanding options exercisable within 60 days of December 31, 2015, of which 759,120 shares were fully vested as of that date. By virtue of the relationship described in this footnote, Mr. Frankel may be deemed to share voting and dispositive power with respect to the shares held by the Conway Trust.

	(b)	Percent of class: 5.97%
The percentage is calculated based on 43,567,016 outstanding shares as of 12/31/15.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 2,570,534
(ii) Shared power to vote or to direct the vote: 76,073*
(iii) Sole power to dispose or to direct the disposition of: 2,570,534

(iv)
Shared power to dispose or to direct the disposition of:  76,073*
* Mr. Frankel may be deemed to have shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, shares held by the Conway Trust, due to his relationship with his spouse, Martha M. Conway, who is trustee.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

CUSIP No.: 773111 109	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10. Certifications
Not applicable.

CUSIP No.: 773111 109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2016

/s/ RICHARD A. FRANKEL
Richard A. Frankel